FORM 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility

Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)
1. Name and Address of Reporting Person* Murphy, Jr. Jeremiah P.	2. Issuer Name and Ticker or Trading Symbol CASUAL MALE RETAIL GROUP, INC. ("CMRG")							6. Relationship of Reporting Person(s) to Issuer (Check all applicable) _X Director _ 10% Owner _ __ Officer _______ Other (give title below) (specify below)
(Last) (First) (Middle) c/o Casual Male Retail Group, Inc. 555 Turnpike Street	3. IRS or Social Security Number of Reporting Person (Voluntary)	4. Statement for Month/Day/Year March 26, 2003						7. Individual or Joint/Group Filing (Check applicable line) _X Form filed by One Reporting Person Form filed by More than One Reporting Person
(Street) Canton, MA 02021		If Amendment, Date of Original (Month/Day/Year)
(City) (State) (Zip)	Table 1 - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Inst. 3)	2. Trans-action Date (Month/ Day/Year)	2A. Deemed Execution Date, if any (Month/ Day/Year)	3. Trans-action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transactions (Inst. 3 and 4)	6. Owner-ship Form: Direct (D) or Indirect (I) (Inst. 4)	7. Nature of Indirect Beneficial Ownership (Inst. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock, $.01 par value	3/26/03		J (01)		184	A	$2.71	67,182	D

Explanation of Reponses: (01) Shares issued in lieu of certain directors fees for participation in meetings of the Board of Directors and certain of its committees.

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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Form 4 (continued)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned

(e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Inst. 3)	2. Con-version or Exer-cise Price of Deri-vative Secur-ity	3. Trans-action Date (Month/ Day/ Year)	3A.Deemed Execu-tion Date, if any (Month/ Day/ Year)	4. Trans- action Code (Inst. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Inst. 3,4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Inst. 3 and 4)		8. Price of Deriva-tive Secur-ity (Inst. 5)	9. Number of Deriva-tive Securities Bene-ficially Owned Following Reported Trans-action(s) (Inst. 4)	10.Owner-ship Form of Deriva-tive Security: Direct (D) or Indirect (I) (Inst. 4)	11.Nature of Indirect Benefi-cial Owner-ship (Inst. 4)
				Code	V	(A)	(D)	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares

Explanation of Responses:

NOTE: Reporting Person has previously reported grants of options to purchase an aggregate of 60,000 shares of the Issuer's common stock.

/s/ ARLENE C. FELDMAN	March 27, 2003

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.

If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a valid OMB number.

__________________________________________ ____________________ ** Signature of Reporting Person Date Arlene C. Feldman Attorney-in-Fact for Jeremiah P. Murphy, Jr.